UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated  September 1, 2010
Commission file number  001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-152607) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:
•	Press Release dated August 24, 2010.

•	Press Release dated August 26, 2010.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date:	September 1, 2010	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President, Corporate Secretary & Chief Compliance Officer

2

NEWS RELEASE
Enbridge Announces Next Bakken Pipeline Expansion Program
HOUSTON & CALGARY, Alberta, August 24, 2010 – Enbridge Energy Partners L.P. (NYSE:EEP) (“EEP”) and Enbridge Income Fund (TSX: ENF) (“ENF”) announced today that they are proceeding, subject to customary regulatory approvals, with a joint project to further expand crude oil pipeline capacity to accommodate growing production from the Bakken and Three Forks formations located in Montana, North Dakota, Manitoba and Saskatchewan. The Bakken Expansion Program will increase takeaway capacity from the Bakken play by 145,000 barrels per day (bpd), which can be readily expanded to 325,000 bpd at low cost. EEP and ENF are affiliates of Enbridge Inc. (collectively “Enbridge”).
“This latest in a series of expansions will provide shippers with favorable tolls, diverse market alternatives and batch quality maintenance for this high quality light sweet crude. Further, the Bakken and Three Forks formations represent an area of tremendous opportunity for both Enbridge Energy Partners and Enbridge Income Fund,” said Stephen J. Wuori, Executive Vice President, Liquids Pipelines, Enbridge Inc. “We anticipate substantial further production growth based on discussions with producers, and our own regional supply analysis. We are well positioned to provide shippers with attractive transportation options based on our extensive existing operations in the region.”
Enbridge’s Bakken Expansion Program will involve U.S. projects which will be undertaken by EEP at a cost of approximately US$370 million; and Canadian projects which will be undertaken by ENF at a cost of approximately Cdn $190 million. The expansion program will originate at Beaver Lodge Station near Tioga, North Dakota, in the heart of the Bakken, and will follow existing EEP and ENF rights of way to terminate at and deliver to the Enbridge mainline terminal at Cromer, Manitoba. In addition, EEP has proposed a separate project to expand its gathering system south of the Missouri River, connecting to Beaver Lodge Station and providing increased access to the expanded North Dakota System. Once on the Enbridge mainline, Bakken production will have access to the multiple markets accessible from the mainline and connected pipeline systems. The Program is a series of pipeline expansion projects that will provide approximately 145,000 bpd of incremental capacity from North Dakota into the Enbridge Mainline at Cromer, Manitoba by Q1 2013.
EEP and ENF have received sufficient long-term shipping commitments from anchor shippers to enable the Bakken Expansion Program to proceed. A binding Open Season is planned to provide other shippers with the opportunity to make shipping commitments between Berthold and Cromer on the same terms as provided to anchor shippers, as well as to provide an opportunity to commit to capacity on the proposed expansion of EEP’s gathering system in northwestern North Dakota. Details on the Open Season will be announced separately.

The Bakken Expansion Program follows a series of expansions that have been undertaken by EEP and ENF to economically respond to growing crude oil transport needs from this region. EEP’s North Dakota System completed a 51,000 bpd expansion to reach a total annual capacity of 161,500 bpd on January 1, 2010. That capacity was immediately fully utilized, and operational finetuning is being undertaken to further enhance the capacity of this system between North Dakota and the Enbridge mainline system at Clearbrook, Minnesota. ENF’s Saskatchewan System is currently undertaking three separate expansions, expected to be in service late this year, that will collectively increase upstream capacity of the gathering systems by 125,000 bpd. Total capacity into Cromer following the current (Phase II) and the previously completed Phase I expansion will be 230,000 bpd.
“We are confident that this series of expansions will relieve much of the current demand for pipeline capacity out of the Bakken and Three Forks production areas as well as provide the foundation for timely future expansions to meet the needs of the region”, said Mr. Wuori. “The suite of projects we’re proposing will provide firm access from North Dakota oilfields to the 2 million barrel per day Enbridge Mainline System. Along with ongoing reliable service for existing shippers on EEP’s North Dakota System and ENF’s Saskatchewan system, the expanded systems optimize segregated light sweet pipeline capacity serving the Great Lakes region of the Upper Midwest and the Midcontinent refinery markets connected to Cushing, Oklahoma.
“By providing shippers with timely, cost-effective, long-haul and long-term transportation solutions, Enbridge’s Bakken Expansion Program will give them the best options and greatest connectivity into North American refinery and marketing hubs.”
Enbridge Inc. (TSX, NYSE: ENB) has a 27% ownership interest in EEP, and a 72% economic interest (41.9% voting interest) in ENF. Enbridge manages the day-to-day operations of, and develops and assesses opportunities for each of these investments, including both organic growth and acquisition opportunities.

About Enbridge Energy Partners, L.P.
Enbridge Energy Partners, L.P. (www.enbridgepartners.com) owns and operates a diversified portfolio of crude oil and natural gas transportation systems in the United States, including the Enbridge North Dakota System. Its principal crude oil system is the largest transporter of growing oil production from western Canada. The system’s deliveries to refining centers and connected carriers in the United States account for approximately 11 per cent of total U.S. oil imports; while deliveries to Ontario, Canada satisfy approximately 60 per cent of refinery demand in that region. EEP’s natural gas gathering, treating, processing and transmission assets, which are principally located onshore in the active U.S. Mid-Continent and Gulf Coast area, deliver approximately 3 billion cubic feet of natural gas daily.
Enbridge Energy Management, L.L.C. (www.enbridgemanagement.com) manages the business and affairs of EEP and its sole asset is an approximate 14 per cent interest in EEP. Enbridge Energy Company, Inc., an indirect wholly owned subsidiary of Enbridge Inc. of Calgary, Alberta, (NYSE: ENB) (TSX: ENB) (www.enbridge.com) is the general partner and holds an approximate 27 per cent interest in EEP.

About Enbridge Income Fund
Enbridge Income Fund is an unincorporated, open-ended trust created to provide a stable and sustainable flow of distributable cash to unitholders. ENF is a premier income fund in Canada with a low-risk profile focused on energy infrastructure assets. It owns a 50% interest in the Canadian segment of the Alliance Pipeline, a 100% interest in Enbridge Pipelines (Saskatchewan) Inc., and a 50% interest in NRGreen Power Limited Partnership, which operates electrical generation facilities using waste heat, and holds interests in three wind power projects in Western Canada. Enbridge Income Fund’s trust units are listed and trade on the Toronto Stock Exchange under the symbol “ENF.UN”. Information about Enbridge Income Fund is available on ENF’s web site at www.enbridgeincomefund.com
About Enbridge Inc.
Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada and the U.S., and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com
Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge and its affiliates EEP and ENF believe that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in the Canadian securities filings for ENB and ENF, and American SEC filings for ENB and EEP. While Enbridge and its affiliates make these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge and its affailitates assume no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc. and Enbridge Income Fund

Media Jennifer Varey/Gina Jordan Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Investor Relations Investment Community Vern Yu (403) 231-3946 Email: vern.yu@enbridge.com

Website: www.enbridge.com Website: www.enbridgeincomefund.com

Enbridge Energy Partners, L.P.

Media Lorraine Grymala Toll-free: (877) 496-8142 Email: usmedia@enbridge.com	Investor Relations Patrick Murray (403) 508-3136 Toll-free: 1-866-EEP INFO or 1-866-337-4636 Email: eep@enbridge.com

Website: www.enbridgepartners.com

NEWS RELEASE
Enbridge to Construct $370 Million Wood Buffalo Pipeline
CALGARY, Alberta, August 26, 2010 – Enbridge Inc. (TSX, NYSE: ENB) announced today that it has entered into an agreement with Suncor Energy to construct a new, 95-kilometre (59-mile), 30-inch diameter crude oil pipeline (the “Wood Buffalo” Pipeline), connecting the Enbridge Athabasca Terminal, which is adjacent to Suncor’s oil sands plant, to the Cheecham Terminal, which is the origin point of Enbridge’s Waupisoo Pipeline. The Waupisoo Pipeline delivers crude oil from several oil sands projects to the Edmonton mainline hub.
The new pipeline will parallel Enbridge’s existing Athabasca Pipeline between the Athabasca and Cheecham terminals. Suncor’s existing commitments on the Athabasca Pipeline will remain in place. An application has been filed with the Alberta Energy Resources and Conservation Board (ERCB); pending regulatory approval, the new line is expected to be in service by mid 2013.
“Suncor was the anchor shipper that enabled our original entry into oil sands regional pipeline and terminaling infrastructure with the Athabasca Pipeline and terminal in 1999,” said Stephen J. Wuori, Executive Vice-President, Liquids Pipelines, Enbridge Inc. “Today, our regional system includes both the Athabasca and Waupisoo pipelines providing dual hub capability to both Edmonton and Hardisty; lateral facilities connecting the Mackay River, Surmont, Long Lake and Christina Lake projects to the system; and over 4.4 million barrels of supporting operational tankage.”
Today’s announcement brings expansions and extensions of Enbridge’s Regional Oil Sands System announced over the last year to a total of approximately $1.6 billion.
“We’re building new facilities to meet the needs of the Imperial Oil/Exxon Mobil Kearl project, and we recently added Statoil’s Leismer project as a shipper on the system. We are fortunate to have Suncor as a shipper, and to benefit from their continued oil sands growth and need for pipeline and terminaling services, including this latest opportunity,” said Mr. Wuori. “As the largest operator of oil sands regional infrastructure, and with our corresponding ability to provide favourable and competitive transportation solutions to producers, we expect to see continued attractive investment opportunities of this sort for some time to come.”
Enbridge’s Regional Oil Sands System At-a-Glance:
Enbridge is the leading pipeline operator in the Fort McMurray to Edmonton/Hardisty corridor and well positioned to tie-in new oil sands developments to mainline pipelines and increase capacity for current customers. Enbridge’s Regional Oil Sands Infrastructure includes the Athabasca and Waupisoo pipeline systems, connecting six producing oil sands projects. A map is available at www.enbridge.com.

Athabasca Pipeline:
•	540-kilometre (335-mile) pipeline in operation since March 1999
•	Annual capacity of up to 570,000 barrels per day of crude oil (depending on crude viscosity) from the Athabasca and Cold Lake regions of Alberta, south to Hardisty, Alberta
Waupisoo Pipeline:
•	380-kilometre (mile) pipeline system in operation since June 2008
•	Annual capacity of up to 600,000 bpd of crude oil (depending on crude viscosity) from Enbridge’s Cheecham Terminal to Edmonton
Tankage:
•	Largest operator of contract storage facilities at the Hardisty hub with the 3.1 million barrel Hardisty Caverns storage facility, plus the 7.5 million barrel Hardisty Contract Terminal surface storage facility
•	More than 4.4 million barrels of operational storage associated with the Waupisoo and Athabasca pipelines and laterals
Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada and the U.S., and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:

Gina Jordan Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: gina.jordan@enbridge.com	Vern Yu Investment Community (403) 231-3946 Email: vern.yu@enbridge.com